UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

United Homes Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91060H108

(CUSIP Number)

David T. Hamamoto

250 Park Ave., 7th Floor

New York, New York 101777

Telephone: (212) 572-6260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108
1	NAMES OF REPORTING PERSONS
David T. Hamamoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,134,826 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,134,826 (1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,134,826 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 2,038,347 shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the “Class A Common Shares), and (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants. Each private placement warrant will be exercisable to purchase one Class A Common Share at a price of $11.50 per share, subject to adjustment, 30 days after the closing date of the business combination (the “Business Combination”) described in the registration statement on Form S-4 (File No. 333-267820) filed by DiamondHead Holdings Corp. (the “Former Issuer”) with the U.S. Securities and Exchange Commission (the “Commission”), which was declared effective on February 14, 2023 and includes a proxy statement/prospectus of the Former Issuer (the "Definitive Proxy"), and such warrants expire five years after the completion of the Business Combination as described in the Definitive Proxy in the section titled “Description of Capital Stock of the Post-Combination Company—Warrants—Private Placement Warrants.”

(2) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Issuer’s current report on Form 8-K filed by the Issuer with the United States Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H108
1	NAMES OF REPORTING PERSONS
DHP SPAC-II Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,500 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,500
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of 7,500 Class A Common Shares. Mr. Hamamoto is the managing member of Diamond Head Partners LLC, the managing member of DHP SPAC-II Sponsor LLC, and may be deemed to have sole voting and dispositive power with respect to the shares held by DHP SPAC-II Sponsor LLC.

(2) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Issuer’s current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

Explanatory Note

This Amendment No. 1 (this “Amendment No.1”) to the Schedule 13D filed with the Commission on February 6, 2023 (the “Initial Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”) is being filed on behalf of David T. Hamamoto with respect to the shares of Class A common stock, par value $0.0001 (the “Class A Common Shares"), of United Homes Group, Inc. (f/k/a DiamondHead Holdings Corp.), a Delaware corporation (the “Issuer”).

Other than as set forth below, all disclosures set forth in the Schedule 13D are materially unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The title and class of equity securities to which this statement on Schedule 13D relates are the Class A Common Shares of the Issuer, whose principal executive offices are located at 90 N Royal Tower Drive, Irmo, South Carolina.

Item 2.	Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c)	The Reporting Person, a natural person, is a Director of the Issuer, and the managing member of Diamond Head Partners LLC. Mr. Hamamoto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Business Combination

On March 30, 2023 (the “Closing Date”), the Former Issuer consummated its previously announced business combination with Great Southern Homes, Inc., a South Carolina corporation (“GSH”), pursuant to the terms of the Business Combination Agreement, dated as of September 10, 2022 (the “Business Combination Agreement”), by and among the Former Issuer, GSH and Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of the Former Issuer (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into GSH (the “Business Combination”), with GSH surviving the merger as a wholly-owned subsidiary of the Issuer.  In connection with the consummation of the Business Combination on the Closing Date, the Former Issuer changed its name from DiamondHead Holdings Corp. to United Homes Group, Inc. Certain terms used in this Amendment No. 1 and not otherwise defined herein have the meaning set forth in the Definitive Proxy.

Prior to the consummation of the Business Combination, the Former Issuer’s sponsor, DHP SPAC-II Sponsor LLC (“Sponsor”), an entity controlled by the Reporting Person, held approximately 8,625,000 shares of Class B common stock of the Former Issuer (the “Founder Shares”) and 2,492,000 Private Placement Warrants. In connection with the consummation of the Business Combination, (i) 4,160,931 Founder Shares were converted into an equal number of Class A Common Shares, (ii) 1,886,378 Founder Shares were reserved as Sponsor Earnout Shares (described below), and (iii) 2,577,691 Founder Shares were forfeited. Concurrently with the closing of the Business Combination, Sponsor distributed its Class A Common Shares and Private Placement Warrants to its members (the “Distribution”). In connection with the Distribution, the Reporting Person received 788,347 Class A Common Shares, and the right to receive 1,096,479 Class A Common Shares which are issuable upon the exercise of 1,096,479 Private Placement Warrants.

In connection with the consummation of the Business Consummation, the Sponsor was granted the contingent right (the “Earnout Right”) to receive up to 1,886,378 Class A Common Shares (the “Sponsor Earnout Shares”), to be distributed in up to three payments, if, for 20 out of any 30 consecutive trading days during the period beginning 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date, the Issuer’s VWAP (as defined in the Business Combination Agreement) equals or exceeds the following per-share values (each, an “Earnout Target”): (i) $12.50 per share, (the “First Earnout Share Trigger”); (ii) $15.00 per share, (the “Second Earnout Share Trigger”); and (iii) $17.50 per share (the “Third Earnout Share Trigger”).

As a member of the Sponsor, the Reporting Person received the contingent right to acquire up to 362,206 Sponsor Earnout Shares, (i) 135,827 of which will be issued in connection with the satisfaction of the First Earnout Share Trigger, (ii) 135,827 of which will be issued in connection with the satisfaction of the Second Earnout Share Trigger, and (iii) 90,552 of which will be issued in connection with the satisfaction of the Third Earnout Share Trigger.

The Reporting Person’s right to receive Sponsor Earnout Shares pursuant to the Earnout Right granted in the Sponsor Support Agreement became fixed and irrevocable on the Closing Date. However, the Sponsor Earnout Shares underlying the Reporting Person’s Earnout Right are excluded from the shares reported as beneficially owned by the Reporting Person in this Schedule 13D because none of the related Earnout Targets have been satisfied.

The foregoing description is a summary only and is qualified in its entirety by the full text of the Business Combination Agreement and the Sponsor Support Agreement (as described in the Initial Schedule 13D), copies of which are attached hereto as Exhibit 1 and 2, respectively which are incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The response to Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

On March 30, 2023, in connection with the consummation of the Business Combination, Mr. Hamamoto resigned from his role as the Co-Chief Executive Officer and Chairman of the Board of Directors of the Former Issuer. Mr. Hamamoto continues to serve as a director on the Board of Directors of the Issuer and will serve on the Issuer’s nominating and corporate governance committee and, in such capacities, may have influence over the activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to any transfer or redemption restrictions set forth in the Sponsor Support Agreement, the Amended and Restated Registration Rights Agreement (as defined below) and the Issuer’s insider trading policy, Mr. Hamamoto may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Shares in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Class A Common Shares now owned or hereafter acquired by him, in each case, as appropriate for his personal circumstances.

In addition to the foregoing, Mr. Hamamoto may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

Mr. Hamamoto intends to review his investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors, such actions as he deems appropriate in respect thereof, including proposing or considering, or changing his intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. Mr. Hamamoto may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Hamamoto to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)	Mr. Hamamoto is the record holder and beneficial owner of 2,038,347 Class A Common Shares and (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.

(c)

Except for the transactions described in Items 3, 4 and 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, Mr. Hamamoto has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Reporting Person, the Issuer, Sponsor, certain other former securityholders of the Former Issuer and certain former stockholders of GSH entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Reporting Person, Sponsor, the other securityholders of the Former Issuer party thereto and the GSH stockholders party thereto (i) agreed not to effect any sale or distribution of any of their equity securities of Issuer during the Lock-up Period (defined therein) other than pursuant to certain exceptions described therein and (ii) granted certain registration rights with respect to their Class A Common Shares. The material terms of the A&R Registration Rights Agreement are described in the section of the Definitive Proxy titled “Other Agreements—Amended and Restated Registration Rights Agreement.”

This description of the A&R Registration Rights Agreement is qualified in its entirety by the text of the A&R Registration Rights Agreement, which is included as Exhibit 3 to this Amendment No.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Business Combination Agreement, dated as of September 10, 2022, by and among the Issuer, Merger Sub and GSH (incorporated by reference to Exhibit 2.1 to the Definitive Proxy).

2	Sponsor Support Agreement, dated as of September 10, 2022, by and among the Issuer, Sponsor, GSH and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 12, 2022).

3	Form of Amended and Restated Registration Rights Agreement, by and among the Issuer, Sponsor and certain other stockholders of the Issuer and certain former stockholders of GSH (incorporated by reference to Exhibit 10.10 to the Definitive Proxy).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2023

David T. Hamamoto

By:	/s/ David T. Hamamoto
David T. Hamamoto